EX-21.1

                           Subsidiaries of Registrant

Currently, the Company's two subsidiaries include 3wVentures.com, Inc. and FutureVest.com, Inc. (currently FutureVest.com (USA), Inc.) Both of these transactions and subsidiary operations have occurred after the June 30, 1999 financial statements.

The Company owns a 67.8% equity interest in 3wVentures.com, Inc. 3wVentures.com, Inc. was incorporated on June 8, 1999, in Nevada, under the name of SaraOnline.com, Inc.

Pursuant to a September 1999 Joint Venture and Exchange Agreement, FutureVest.com, Inc., is currently in the process of being incorporated under the laws of the Commonwealth of the Bahamas. Pursuant to this agreement, once FutureVest.com is incorporated, assets of FutureVest.com (USA), Inc. will be transferred into FutureVest.com, Inc., and in exchange, Web Capital will acquire a majority equity interest (77%) in FutureVest.com, Inc.

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